Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Reporting Issuer:

Provident Energy Trust
800, 112 - 4th Avenue S.W.
Calgary, Alberta  T2P 0H3

2.	Date of Material Change:

October 22, 2007

3.	News Release:

A press release disclosing the nature and substance of the material change was issued on October 22, 2007 through the facilities of Marketwire.

4.	Summary of Material Change:

On October 22, 2007, Provident Energy Trust (the "Trust") entered into an acquisition agreement (the "Acquisition Agreement") with Triwest Energy Inc. ("Triwest ") pursuant to which the Trust (or any one or more of the Trust's direct or indirect wholly-owned subsidiaries) (referred to herein as "Provident") agreed to make an offer (the "Offer") to purchase all of the issued and outstanding class "A" voting common shares of Triwest ("Common Shares"), including Common Shares that become outstanding upon exercise of options to purchase Common Shares, for 0.6539 trust units of the Trust ("Trust Units") and $0.1569 in cash for each Common Share, subject to adjustment.  The total cash consideration in respect of the acquisition of Triwest is expected to be approximately $1.5 million and the total number of Trust Units to be issued is expected to be approximately 6,251,140.

The Trust mailed the Offer and accompanying take-over bid circular to the holders of the Common Shares (the "Shareholders") on October 26, 2007.  The Offer will be open for acceptance until 7:00 p.m. (Calgary time) on December 3, 2007 (the "Expiry Time"), unless withdrawn or extended.

5.	Full Description of Material Change:

The Offer

On October 22, 2007, the Trust entered into the Acquisition Agreement with Triwest pursuant to which the Trust (or any one or more of the Trust's direct or indirect wholly-owned subsidiaries) agreed to make the Offer to purchase all of the issued and outstanding Common Shares, including Common Shares that become outstanding upon exercise of options to purchase Common Shares, for 0.6539 Trust Units and $0.1569 in cash for each Common Share, subject to adjustment.  The total cash consideration in respect of the acquisition of Triwest is expected to be approximately $1.5 million and the total number of Trust Units to be issued is expected to be approximately 6,251,140.  The Trust mailed the Offer and accompanying take-over bid circular to the Shareholders on October 26, 2007.  The Offer will be open for acceptance until the Expiry Time, unless withdrawn or extended.

Triwest is a corporation incorporated under the laws of Alberta and extra-provincially registered under the laws of Saskatchewan.  Triwest is an independent company engaged in the acquisition, exploration, development and production of oil and natural gas in western Canada.  Triwest's operations are principally conducted in Saskatchewan.

The Acquisition Agreement

The Trust and Triwest entered into the Acquisition Agreement pursuant to which the Trust agreed that it or one or more of the Trust's direct or indirect wholly-owned subsidiaries would make the Offer.  Under the Acquisition Agreement, Triwest confirmed to the Trust that its board of directors had, after consultation with its legal and financial advisors, unanimously: (i) approved the Offer; (ii) determined that the consideration to be received under the Offer is fair, from a financial point of view, to holders of Common Shares, and is in the best interests of Triwest and the holders of Common Shares; and (iii) recommended acceptance of the Offer by holders of Common Shares.

Non Solicitation and Right to Match

Pursuant to the Acquisition Agreement, Triwest also agreed with the Trust that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations with any parties (other than the Trust or its affiliates) conducted on or before the date of the Acquisition Agreement with respect to any actual or potential Take over Proposal (as defined in the Acquisition Agreement).  Further, Triwest agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such agreements and that it would exercise all rights to require the return of all information provided to any third parties who have had discussions or negotiations or have entered into confidentiality agreements with Triwest.  Triwest also agreed in the Acquisition Agreement that it would not, nor would it authorize or permit any person acting on its behalf to solicit, initiate, facilitate or encourage or engage in any discussions or negotiations or take any action in respect of, or which may reasonably be expected to lead to a Take over Proposal or which would otherwise be inconsistent with the successful completion of the Offer and the consolidation of the operations of Provident and Triwest.  In addition, Triwest agreed that it would not provide or furnish to any party any information concerning Triwest and its business, properties and assets in respect of or which may reasonably be expected to lead to a Take-over Proposal or accept, recommend, approve or enter into any agreement to implement any Take-over Proposal.  Neither Triwest nor its representatives may provide or furnish any information to any party in respect of the foregoing unless Triwest shall have entered into a confidentiality and standstill agreement with such party containing customary terms.  The foregoing does not prevent the board of directors of Triwest from: (i) engaging in discussions or negotiations with any party after the date of the Acquisition Agreement who (without any solicitation, initiation or encouragement, directly or indirectly, by Triwest or its representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such third party with information concerning Triwest and its business, properties and assets and participate in or take any other action if such party has first made a bona fide written Take-over Proposal and the Board of directors of Triwest has determined that such Take over Proposal is a Superior Take over Proposal (as defined in the Acquisition Agreement) and further determines in good faith, after considering applicable law and receiving the advice of outside legal counsel that such action is required by the Board of directors of Triwest to comply with its fiduciary duties under applicable law; (ii) complying with applicable Securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Take-over Proposal to Shareholders; or (iii) accepting, recommending, approving or implementing a Superior Take-over Proposal and releasing the party making the Superior Take-over Proposal from any standstill provisions, but only if prior to such acceptance, recommendation, approval, implementation or release, the Board of directors of Triwest shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by Provident during the seventy-two (72) hour notice period set forth below and after receiving the advice of outside counsel, that such action is required by the board of directors of Triwest to comply with its fiduciary duties under applicable law.

Upon receipt of a Take-over Proposal, Triwest agrees to provide immediate notice thereof to the Trust and shall provide the Trust with a copy or written description (including identifying the party proposing such transaction and the terms and conditions thereof) of any such Take-over Proposal and any amendments thereto. Triwest agrees to notify the Trust immediately if the board of directors of Triwest determines that any bona fide written Take-over Proposal constitutes a Superior Take-over Proposal. For a period of 72 hours from the time that Triwest notifies the Trust of the fact that the board has determined a bona fide written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Triwest agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and not to release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 72 hour period, Triwest shall and shall cause its respective financial and legal advisors to, negotiate in good faith with the Trust to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Provident to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event the Trust proposes to amend the Acquisition Agreement and the Offer to provide that the holders of Common Shares shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Take-over Proposal and so advises the board of directors of Triwest prior to the expiry of such 72 hour period, the board of directors of Triwest shall not accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and shall not release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

The Trust is permitted under the Acquisition Agreement to, in its sole discretion: (i) waive any term or condition of the Offer for its benefit provided that if Provident takes up and pays for any Common Shares, it shall acquire not less than the Minimum Required Shares (as defined in the Acquisition Agreement); and (ii) vary any term or condition of the Offer, provided that the Provident shall not without the prior written consent of Triwest, acting reasonably: (A) reduce the number of Common Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Common Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is adverse to the holders of Common Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Common Shares.

Non-Completion Fee

Triwest has agreed to pay to the Trust a non completion fee of $3.0 million within 48 hours after the first to occur of any of the following events:

(a)
the board of directors of Triwest shall or shall resolve to: (1) fail to make any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement; or (2) withdraw, modify or change any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement in a manner adverse to Provident (except as otherwise permitted by the Acquisition Agreement); or (3) in the event of receipt of another bona fide Take-over Proposal, fail to publicly reaffirm its recommendation of the Offer within 10 days of receipt of such proposal or Provident requesting it to do so;

(b)	the board of directors of Triwest shall have recommended that Shareholders deposit their Common Shares under, vote in favour of, or otherwise accept, a Take-over Proposal or shall resolve to do so;

(c)
Triwest shall have entered into any agreement with any person providing for Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement;

(d)
a Take-over Proposal is announced, proposed, offered or made prior to the Expiry Time, and the Offer expires without the Minimum Condition (as defined in the Acquisition Agreement) having been satisfied; or

(e)
Triwest fails to comply with or breaches any of its representatives, warranties or covenants made in the Acquisition Agreement in any material respect, other than failures or breaches that are cured to the satisfaction of Provident.

In the event that a Take-over Proposal is publicly announced or made as contemplated by subsection (d) above, Triwest agrees to deliver to Provident within three (3) business days, an irrevocable letter of credit, in form and substance satisfactory to Provident, payable by a Canadian chartered bank in the amount of the non-completion fee.  Any payment of the non-completion fee by Triwest as described above shall be without prejudice to the rights or remedies available to Provident upon the breach of any provision of the Acquisition Agreement.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by written notice given to the other party, at any time prior to the time that Provident first takes-up and pays for Common Shares:

(a)	by mutual written consent of Triwest and Provident;

(b)	by Provident if the conditions to the Offer have not been satisfied or waived by Provident on or before the Expiry Time;

(c)
by either Provident or Triwest if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d)
by either Provident or Triwest if any representation or warranty by the other party contained in the Acquisition Agreement shall have been determined by Provident or Triwest, acting reasonably, to be materially inaccurate (or, in the case of representations and warranties that are themselves qualified by a materiality limitation, determined to be inaccurate) or if either Provident or Triwest determines the other party has breached or failed to comply with, in any material respect, any of its covenants or obligations contained in the Acquisition Agreement;

(e)
by either Provident or Triwest if the non-completion fee described herein becomes payable (provided that for the purposes of a termination by Triwest, Triwest must have first paid the non-completion fee described herein and otherwise be in compliance with the provisions of the Acquisition Agreement);

(f)	by either Provident or Triwest if the Take-up Date (as defined in the Acquisition Agreement) has not occurred within 90 days following the initial Expiry Time; or

(g)
by either Provident or Triwest, if the Offer terminates or expires at the Expiry Time without Provident taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations required to be performed by it under the Acquisition Agreement.

Board of Directors of Triwest

Triwest has agreed that within 24 hours following the acquisition by the Provident of the Minimum Required Shares, Triwest shall assist the Trust to obtain the resignations and mutual releases of all Triwest directors and to use its best efforts to cause the appointment of Provident nominees to fill the vacancies created.

Lock-up Agreements

The Trust has entered into lock-up agreements pursuant to which all the directors and officers of Triwest (the "Locked-up Securityholders") have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Common Shares beneficially owned by them and all Common Shares they shall acquire before the Expiry Time pursuant to the exercise of options to acquire Common Shares, representing an aggregate of 3,100,952 Common Shares (which includes Common Shares issuable upon exercise of options held by the Locked-up Securityholders) or approximately 32% of the currently issued and outstanding Common Shares (calculated on a diluted basis).

The Locked-up Securityholders are entitled to withdraw all of the Common Shares deposited pursuant to the Offer in the event that the Acquisition Agreement is terminated in accordance with its terms.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Executive Officer:

Thomas W. Buchanan, President and Chief Executive Officer
Provident Energy Ltd.
800, 112 – 4th Avenue S.W.
Calgary, Alberta T2P 0H3
Phone: (403) 296-2232
Fax: (403) 294-0111

DATED October 31st, 2007, at the City of Calgary, in the Province of Alberta.